Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Managers of
COR Clearing LLC

We have examined COR Clearing LLC 's (the "Company") statements, included in the accompanying Compliance report, that (1) the Company's internal control over compliance was effective during the year ended June 30, 2018; (2) the Company's internal control over compliance was effective as of June 30, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2018; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended June 30, 2018; the Company complied with the net capital rule and reserve requirements rule as of June 30, 2018; and the information used to assert compliance with the net capital rule and reserve requirements rule as of June 30, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

August 28, 2018



Compliance Report for the Period of July 1, 2017 through June 30, 2018

We as members of management of COR Clearing LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of July 1, 2017 through June 30, 2018;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective from July 1, 2017 through June 30, 2018;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended June 30, 2018;

- The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2018; and

- The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, and Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

August 28, 2018

Jeffrey Sime
President & Chief Financial Officer